

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2019

Mark S. Elliott
Chief Financial Officer and Chief Operating Officer
Level Brands, Inc.
4521 Sharon Road, Suite 450
Charlotte, NC 28211

   Re: Level Brands, Inc.
     Preliminary Information Statement on Schedule 14A
     Filed February 14, 2019
     File No. 001-38299

Dear Mr. Elliott:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed February 14, 2019

General

1. We note that you are seeking shareholder approval for the issuance of stock that will serve as consideration under the Merger Agreement with Cure Based Development, LLC. Please provide the disclosure required by Item 13 of Schedule 14A. Refer to Note A of Schedule 14A.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction

cc: Brian Pearlman